UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

General Maritime Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2693R 10 1
(CUSIP Number)

FRANK LAGRANGE JOHNSON
570 Lexington Avenue, 27th Floor
New York, New York 10022
(212) 993-7057

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y2693R 10 1

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,820,440
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,820,440
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,820,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. Y2693R 10 1

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,820,440
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,820,440
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,820,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. Y2693R 10 1

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,243,098
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,243,098
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,243,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. Y2693R 10 1

1	NAME OF REPORTING PERSON LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 861,410
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 861,410
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. Y2693R 10 1

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL ADMINISTRATION, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,104,508
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,104,508
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,104,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. Y2693R 10 1

1	NAME OF REPORTING PERSON FRANK LAGRANGE JOHNSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,997,448
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,997,448
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,997,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. Y2693R 10 1

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of General Maritime Corporation, a Marshall Islands corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 299 Park Avenue, New York, New York 10171.

Item 2.	Identity and Background.

(a)           This Statement is filed by LaGrange Capital Partners, L.P., a Delaware limited partnership (“Capital Partners”), LaGrange Capital Partners Offshore Fund, Ltd., a Cayman Islands corporation (“Capital Partners Offshore Fund”), LaGrange Special Situations Yield Master Fund, Ltd., a Cayman Islands corporation (“Special Situations Master Fund” and collectively with Capital Partners and Capital Partners Offshore Fund, the “LaGrange Funds”),  LaGrange Capital Management, L.L.C., a Delaware limited liability company (“Capital Management”), LaGrange Capital Administration, L.L.C., a Delaware limited liability company (“Capital Administration”) and Frank LaGrange Johnson.

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Capital Partners, Capital Partners Offshore Fund, Special Situations Master Fund, Capital Management, Capital Administration and Frank LaGrange Johnson is 570 Lexington Avenue, 27th Floor, New York, New York  10022.

The officers and directors of Capital Partners Offshore Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Special Situations Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.

(c)           The principal business of each of Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund is serving as a private investment fund.  The principal business of Capital Management is serving as the general partner of Capital Partners.  The principal business of Capital Administration is serving as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund.  The principal business of Frank LaGrange Johnson is serving as the managing member of each of Capital Management and Capital Administration.

(d)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Frank LaGrange Johnson is a citizen of the United States of America.

CUSIP NO. Y2693R 10 1

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the LaGrange Funds were purchased with working capital in open market purchases, except as otherwise noted herein.  The aggregate purchase price of (i) the 7,924,948 Shares beneficially owned in the aggregate by the LaGrange Funds and (ii) the 72,500 Shares directly owned by Mr. Johnson is approximately $26,214,834, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors regarding the capitalization and results of operations of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continued communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 117,673,901 Shares outstanding as of June 17, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on June 28, 2011.

As of the close of business on July 6, 2011, Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund beneficially owned 5,820,440, 1,243,098 and 861,410 Shares, respectively, constituting approximately 4.9%, 1.1% and less than 1%, respectively, of the Shares outstanding.

Capital Management, as the general partner of Capital Partners, may be deemed to beneficially own the 5,820,440 Shares beneficially owned by Capital Partners, representing approximately 4.9% of the Shares outstanding.  Capital Management disclaims beneficial ownership of the Shares beneficially owned by Capital Partners, except to the extent of its pecuniary interest therein.

CUSIP NO. Y2693R 10 1

Capital Administration, as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund, may be deemed to beneficially own the 2,104,508 Shares beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund, representing approximately 1.8% of the Shares outstanding.  Capital Administration disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund, except to the extent of its pecuniary interest therein.

Frank LaGrange Johnson, as the managing member of each of Capital Management and Capital Administration, may be deemed to beneficially own the 7,924,948 Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, representing approximately 6.7% of the Shares outstanding, in addition to the 72,500 Shares he owns directly.  Mr. Johnson disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, except to the extent of his pecuniary interest therein.

(b)           Each of Capital Management and Frank LaGrange Johnson has sole voting and dispositive power over the Shares beneficially owned by Capital Partners by virtue of each such entity and person’s relationship to the other as described in Item 5(a).  Each of Capital Administration and Frank LaGrange Johnson has sole voting and dispositive power over the Shares beneficially owned by Capital Partners Offshore Fund and Special Situations Master Fund by virtue of each such entity and person’s relationship to the other as described in Item 5(a).

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 7, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Master Fund, Ltd., LaGrange Capital Management, L.L.C., LaGrange Capital Administration, L.L.C. and Frank LaGrange Johnson, dated July 7, 2011.

CUSIP NO. Y2693R 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 7, 2011	LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C. its General Partner

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Capital Management, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Capital Partners Offshore Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Special Situations Yield Master Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Capital Administration, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

/s/ Frank LaGrange Johnson
FRANK LAGRANGE JOHNSON

CUSIP NO. Y2693R 10 1

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

LAGRANGE CAPITAL PARTNERS, L.P.

45,363	2.1357	5/09/2011
8,030	2.1200	5/11/2011
36,500	2.0780	5/12/2011
23,360	2.0550	5/13/2011
36,500	2.0160	5/16/2011
36,500	1.9345	5/17/2011
80,300	1.8254	5/19/2011
25,550	1.7557	5/20/2011
38,909	1.7597	5/23/2011
29,200	1.6500	5/24/2011
87,600	1.5822	5/25/2011
36,500	1.5379	5/26/2011
16,863	1.5200	5/27/2011
33,215	1.5232	5/31/2011
7,099	1.6393	6/08/2011
7,300	1.4500	6/16/2011
8,760	1.4491	6/17/2011
14,600	1.4646	6/20/2011
67,890	1.4563	6/21/2011
8,103	1.4590	6/22/2011
21,900	1.4133	6/23/2011
16,279	1.3934	6/24/2011

CUSIP NO. Y2693R 10 1

LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.

9,942	2.1357	5/09/2011
1,760	2.1200	5/11/2011
8,000	2.0780	5/12/2011
5,120	2.0550	5/13/2011
8,000	2.0160	5/16/2011
8,000	1.9345	5/17/2011
17,600	1.8254	5/19/2011
5,600	1.7557	5/20/2011
8,528	1.7597	5/23/2011
6,400	1.6500	5/24/2011
19,200	1.5822	5/25/2011
8,000	1.5379	5/26/2011
3,696	1.5200	5/27/2011
7,280	1.5232	5/31/2011
1,556	1.6393	6/08/2011
1,600	1.4500	6/16/2011
1,920	1.4491	6/17/2011
3,200	1.4646	6/20/2011
14,880	1.4563	6/21/2011
1,776	1.4590	6/22/2011
4,800	1.4133	6/23/2011
3,568	1.3934	6/24/2011

CUSIP NO. Y2693R 10 1

LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.

6,835	2.1357	5/09/2011
1,210	2.1200	5/11/2011
5,500	2.0780	5/12/2011
3,520	2.0550	5/13/2011
5,500	2.0160	5/16/2011
5,500	1.9345	5/17/2011
12,100	1.8254	5/19/2011
3,850	1.7557	5/20/2011
5,863	1.7597	5/23/2011
4,400	1.6500	5/24/2011
13,200	1.5822	5/25/2011
5,500	1.5379	5/26/2011
2,541	1.5200	5/27/2011
5,005	1.5232	5/31/2011
1,070	1.6393	6/08/2011
1,100	1.4500	6/16/2011
1,320	1.4491	6/17/2011
2,200	1.4646	6/20/2011
10,230	1.4563	6/21/2011
1,221	1.4590	6/22/2011
3,300	1.4133	6/23/2011
2,453	1.3934	6/24/2011

CUSIP NO. Y2693R 10 1

SCHEDULE B

Directors and Officers of LaGrange Capital Partners Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Frank L. Johnson Executive and Director	Managing member of LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C.	570 Lexington Avenue, 27th FL, New York, New York 10022	USA

Cary T. Marr Executive and Director	Executive	Governors Square, Suite 4-201 23 Lime Tree Bay Avenue West Bay, Grand Cayman Cayman Islands	Canada

Thomas H. Davis Executive and Director	Executive	73 Front Street Hamilton HM 12 Bermuda	Bermuda

CUSIP NO. Y2693R 10 1

SCHEDULE C

Directors and Officers of LaGrange Special Situations Yield Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Frank L. Johnson Executive and Director	Managing member of LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C.	570 Lexington Avenue, 27th FL, New York, New York 10022	USA

Cary T. Marr Executive and Director	Executive	Governors Square, Suite 4-201 23 Lime Tree Bay Avenue West Bay, Grand Cayman Cayman Islands	Canada

Thomas H. Davis Executive and Director	Executive	73 Front Street Hamilton HM 12 Bermuda	Bermuda